This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 4, 2016, Series A	Registration Statement No. 333-213265
Prospectus Supplement dated November 4, 2016 and
Product Supplement EQUITY-1 dated January 24, 2017)
Dated September 4, 2019

BofA Finance LLC

Leveraged Notes Linked to the STOXX® Global Select Dividend 100 Index, due September 16, 2022

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TVC2.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes are expected to price on September 13, 2019 (the “pricing date”).
•	The notes are expected to mature on September 16, 2022. The notes will not pay interest.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the STOXX® Global Select Dividend 100 Index (the “SDGP” or the “Underlying”). The Redemption Amount per note will be determined as follows:
a)	If the Ending Value of the Underlying is greater than or equal to the Starting Value, the Redemption Amount per note will be the principal amount plus a return of at least 1.85% (to be set on the pricing date) for each 1% that the Ending Value of the Underlying is greater than the Starting Value.
b)	If the Ending Value of the Underlying is less than the Starting Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Underlying from the Starting Value, subject to the Minimum Redemption Amount (defined below). In that case, the Redemption Amount per note will be less than the principal amount.
•	The “Minimum Redemption Amount” is $950.00 per note (95.00% of the principal amount).
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $930 and $975 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-21 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	$1,000.00	$
Underwriting Discount(1)	$25.00	$
Proceeds (before expenses) to BofA Finance	$975.00	$
(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these fee-based advisory accounts may be as low as $975.00 per note.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September 18, 2019 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page
SUMMARY	pS-3
RISK FACTORS	pS-6
DESCRIPTION OF THE NOTES	pS-10
THE UNDERLYING	pS-12
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS AND CONFLICTS OF INTEREST	pS-19
STRUCTURING THE NOTES	pS-21
U.S. FEDERAL INCOME TAX SUMMARY	pS-22

SUMMARY

The Leveraged Notes Linked to the STOXX® Global Select Dividend 100 Index, due September 16, 2022 (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated obligations, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on September 16, 2022.

If the Ending Value of the Underlying is greater than or equal to the Starting Value, the Redemption Amount per note will be the principal amount plus a return of at least 1.85% (to be set on the pricing date) for each 1% that the Ending Value of the Underlying is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will be subject to 1-1 downside exposure to any decrease in the level of the Underlying from the Starting Value, subject to the Minimum Redemption Amount of $950.00 per note. In that case, the Redemption Amount will be less than the principal amount.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of the Underlying. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this preliminary pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-21.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately 3 years
Pricing Date:	September 13, 2019
Issue Date:	September 18, 2019
Calculation Day:	September 13, 2022, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement. If the calculation day is not a business day, the calculation day will be postponed to the next business day.
Maturity Date:	September 16, 2022
Underlying:	The STOXX® Global Select Dividend 100 Index (Bloomberg ticker: “SDGP”). For more information please see “The Underlying” below.
Upside Participation Rate:	At least 185%. The actual Upside Participation Rate will be determined on the pricing date.
Starting Value:	The closing level of the Underlying on the pricing date.
Ending Value:	The closing level of the Underlying on the calculation day, as determined by the calculation agent.

Minimum Redemption Amount:	$950.00 per note (95.00% of the principal amount).
Redemption Amount:

At maturity, you will receive the Redemption Amount per $1,000 principal amount of notes, denominated in U.S. dollars, calculated as follows:

If the Ending Value is greater than or equal to the Starting Value, the Redemption Amount will equal:

If the Ending Value is less than the Starting Value:

In that case, the Redemption Amount will be less than the principal amount. In no event, however, will the Redemption Amount be less than the Minimum Redemption Amount.

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or BofAS is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

The accompanying documents referenced above may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and total return based on a hypothetical Starting Value of 100, an Upside Participation Rate of 185%, the Minimum Redemption Amount of $950.00 per note and a range of hypothetical Ending Values of the Underlying. The actual amount you receive and the resulting total return will depend on the actual Starting Value, the actual Upside Participation Rate, the actual Ending Value and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Underlying, see “The Underlying” section below. The Underlying is a price return index and as such the Ending Value will not include any income generated by dividends paid on the securities included in the Underlying, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Ending Value of the Underlying	Percentage Change of the Underlying	Redemption Amount per Note(1)	Total Return on the Notes
0.00	-100.00%	$950.00	-5.00%
10.00	-90.00%	$950.00	-5.00%
20.00	-80.00%	$950.00	-5.00%
30.00	-70.00%	$950.00	-5.00%
40.00	-60.00%	$950.00	-5.00%
50.00	-50.00%	$950.00	-5.00%
60.00	-40.00%	$950.00	-5.00%
70.00	-30.00%	$950.00	-5.00%
80.00	-20.00%	$950.00	-5.00%
95.00	-5.00%	$950.00(2)	-5.00%
97.00	-3.00%	$970.00	-3.00%
100.00(3)	0.00%	$1,000.00	0.00%
105.00	5.00%	$1,092.50	9.25%
110.00	10.00%	$1,185.00	18.50%
150.00	50.00%	$1,925.00	92.50%
200.00	100.00%	$2,850.00	185.00%
(1)	The Redemption Amount per note is based on the hypothetical Upside Participation Rate.
(2)	This is the Minimum Redemption Amount. In no event will the Redemption Amount be less than the Minimum Redemption Amount.
(3)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Your investment may result in a loss.  If the Ending Value is less than the Starting Value, you will lose 1% of the principal amount for each 1% that the Ending Value is less than the Starting Value, subject to the Minimum Redemption Amount. In that case, you may lose up to 5% of your principal amount.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Ending Value of the Underlying exceeds the Starting Value. Payments on the notes will be limited only to the payment of the Redemption Amount at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the maturity date, regardless of the Ending Value of the Underlying as compared to the Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The public offering price you pay for the notes will exceed their initial estimated value. The range of initial estimated values of the notes that is provided in this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlying. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the level of the Underlying other than on the calculation day. Changes in the level of the Underlying during the term of the notes other than on the calculation day will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value of the Underlying to the Starting Value. No other levels of the Underlying will be taken into account. As a result, you will lose a portion of your principal amount even if the level of the Underlying has increased at certain times during the term of the notes before the Underlying decreases to a level that is less than or equal to the Starting Value as of the calculation day.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including BofAS, may engage in trading activities related to the Underlying or the securities represented by the Underlying that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including BofAS, also may issue or underwrite other financial instruments with returns based upon the Underlying. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own securities represented by the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the

Guarantor and our other affiliates, including BofAS, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

The notes are subject to foreign currency exchange rate risk. The SDGP holds securities traded outside of the United States. Its share price will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the securities held by the SDGP are traded. Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by the SDGP are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the net asset value of the SDGP will be adversely affected and the price of the SDGP may decrease.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the securities held by or included in the Underlying, or futures or options contracts on the Underlying or those securities, or other listed or over-the-counter derivative instruments linked to the Underlying or those securities. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of the Underlying in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of the Underlying. Consequently, the value of the Underlying may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, may also engage in hedging activities that could affect the value of the Underlying on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the accompanying product supplement) has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The notes are subject to risks associated with foreign securities markets. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the SDGP may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

There is no assurance that the strategies employed by the Underlying will be successful. The Underlying is composed of 100 of the highest dividend-paying stocks from the Americas, Europe and

Asia/Pacific Regions, as more fully described under “The Underlying” below. There is, however, no assurance that the Underlying will outperform any other any index or strategy that tracks the same regions selected using other criteria. Although the Underlying measures the performance of high dividend-yielding companies, the Underlying is a price return index and, therefore, the return on the Underlying will not include any dividends paid on the securities that make up the Underlying. In addition, the Underlying is constructed pursuant to a weighting methodology in which the weights of components reflect their indicated annual net dividend yields. It is possible that the stock selection and weighting methodology of the Underlying will adversely affect its return (for example, by providing exposure to stocks that do not perform as well as other stocks with lower dividend yields) and, consequently, the value of the Underlying and of the notes.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You will be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

* * *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement and page 7 of the accompanying prospectus prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payment due on the notes is subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or at your option.

The notes will mature on September 16, 2022. If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Redemption Amount

At maturity, you will receive the Redemption Amount per $1,000 principal amount of notes, denominated in U.S. dollars, calculated as follows:

•	If the Ending Value is greater than or equal to the Starting Value, the Redemption Amount will equal:

•	If the Ending Value is less than the Starting Value:

In that case, the Redemption Amount will be less than the principal amount. In no event, however, will the Redemption Amount be less than the Minimum Redemption Amount.

The “Upside Participation Rate” will be between at least 185%. The actual Upside Participation Rate will be determined on the pricing date.

The “Minimum Redemption Amount” is $950.00 per note (95.00% of the principal amount).

Determining the Starting Value and the Ending Value of the Underlying

The “Starting Value” will be the closing level of the Underlying on the pricing date.

The “Ending Value” will be the closing level of the Underlying on the calculation day.

A “trading day” means a day on which the Underlying or any successor is calculated and published.

The calculation day is subject to postponement as set forth in the accompanying product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days.” If the calculation day is not a business day, the calculation day will be postponed to the next business day.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount” above, calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the third trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

THE UNDERLYING

The STOXX® Global Select Dividend 100 Index

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX Limited (“STOXX”), the sponsor of the SDGP. The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the Calculation Agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.

The STOXX® Global Select Dividend 100 Index was created by STOXX, a wholly owned subsidiary of Deutsche Börse AG. The STOXX® Global Select Dividend 100 Index has a base date of December 31, 1998 and a base value of 1,000. The STOXX® Global Select Dividend 100 Index is disseminated on the STOXX website and stoxx.com, which sets forth, among other things, the country and industrial supersector weightings of the securities included in the STOXX® Global Select Dividend 100 Index. Information contained on the STOXX website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. Neither we nor any of our affiliates, including BofAS, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the STOXX® Global Select Dividend 100 Index or any successor to the STOXX® Global Select Dividend 100 Index. STOXX does not guarantee the accuracy or the completeness of the STOXX® Global Select Dividend 100 Index or any data included in the STOXX® Global Select Dividend 100 Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the STOXX® Global Select Dividend 100 Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the STOXX® Global Select Dividend 100 Index or the manner in which the STOXX® Global Select Dividend 100 Index is applied in determining the amount payable on the notes at maturity.

The STOXX® Global Select Dividend 100 Index is one of the STOXX® Select Dividend Indices and is composed of 100 of the highest dividend-paying stocks from the Americas, Europe and Asia/Pacific Regions. The STOXX® Global Select Dividend 100 Index contains 40 components for the Americas and 30 components each for Europe and Asia/Pacific by combining the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index. The composition of the STOXX® Global Select Dividend 100 Index is reviewed annually in March. The STOXX® Global Select Dividend 100 Index is also reviewed on an ongoing basis. Although the STOXX® Global Select Dividend 100 Index measures the performance of high dividend-yielding companies, the STOXX® Global Select Dividend 100 Index is a “price return index” and, therefore, the return on the STOXX® Global Select Dividend 100 Index will not include any dividends paid on the securities that make up the STOXX® Global Select Dividend 100 Index. For more information on the STOXX® Dividend Indices, including their index maintenance and calculation, please see “The STOXX® Select Dividend Indices” below.

The STOXX® Regional Select Dividend Indices

Each of the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index is a STOXX® regional Select Dividend Index which is derived from its applicable STOXX® benchmark index or regional subset (the STOXX® Europe 600 Index with respect to the STOXX® Europe Select Dividend 30 Index, the STOXX® North America 600 Index with respect to the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific 600 Index with respect to the STOXX® Asia/Pacific Select Dividend 30 Index). Each STOXX® regional Select Dividend Index contains a fixed number of stocks which represents the highest dividend-paying stocks relative to their home markets.

Components of the applicable STOXX® benchmark index or regional subset and their secondary share lines are eligible for inclusion in the applicable STOXX® regional Select Dividend Index. Companies are screened for the following criteria: indicated annualized dividend (applies for components and non-components), non-negative dividend growth rate over the past five years (applies for non-components only), dividend payments in four out of five calendar years (applies for non-components only), non-negative payout ratio (applies for components and non-components), a payout ratio of less than or equal to a specified percentage (determined on a STOXX® regional Select Dividend Index basis and applies for non-components only) and a minimum level of liquidity (applies for non-components) as described below. For companies that have more than one share line, the line with the higher dividend yield is chosen.

The minimum liquidity threshold for each non-component is based on the average daily traded value over the 3-month period ending on the month prior to the review month and is determined as follows:

where ADTVi represents the average daily traded value of the ith non-component stock over the 3-month period ending on the month prior to the review month and N equals the fixed number of components in the applicable STOXX® regional Select Dividend Index. “Threshold” and “ADTV days” in the equation above is a specified value dependent on the applicable region for the applicable STOXX® regional Select Dividend Index. With respect to the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index, the values for “Threshold” and “ADTV days are as indicated in the grid below. A non-component is considered eligible if the above inequality holds.

Index	Threshold (EUR)	ADTV days
STOXX® Europe Select Dividend 30 Index	1,000,000,000	3
STOXX® North America Select Dividend 40 Index	300,000,000	3
STOXX® Asia/Pacific Select Dividend 30 Index	300,000,000	3

To obtain the selection list, all companies are ranked according to an outperformance factor, calculated as the net dividend yield of the company divided by the net dividend yield of the corresponding home market (which is defined on a STOXX® regional Select Dividend Index basis). Companies will remain in a particular STOXX® regional Select Dividend Index if their ranking is sufficiently high (determined on a STOXX® regional Select Dividend Index basis). The highest ranking non-components are added to a given STOXX® regional Select Dividend Index if the number of components falls below the fixed target number for constituents for such index. Certain STOXX® regional Select Dividend Indices cap the number of constituents which may be sourced from a particular country included in a STOXX® benchmark index or regional subset from which constituents are sourced. Please see the grid below for specific details for each of the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index.

Index	Net Dividend Yield of Corresponding Home Market	Ranking Requirements
STOXX® Europe Select Dividend 30 Index	The maximum of (STOXX Country TMI net dividend yield; STOXX Europe TMI net dividend yield)	All current components ranked from 1 to 60 in the selection list will remain in the index. If the number of stocks is below 30, the highest ranked non-components are added until there are enough stocks
STOXX® North America Select Dividend 40 Index	STOXX Country TMI net dividend yield	The companies are ranked by the outperformance factor for each country and the region as a whole. All current components ranked 60 or above in each country ranking will remain in the index. If the number of stocks is still below 40, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 30 stocks per country can be included in the index.
STOXX® Asia/Pacific Select Dividend 30 Index	The maximum of (STOXX Country TMI net dividend yield; STOXX Asia/Pacific TMI net dividend yield)	The companies are ranked by the outperformance factor for each country and the region as a whole. All current components ranked 20 or above in each country ranking will remain in the index. If the number of stocks is still below 30, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 10 stocks per country can be included in the index.

The STOXX® Select Dividend Indices

Index Composition and Maintenance

The composition of the STOXX® Select Dividend Indices is reviewed annually in March. The STOXX® Select Dividend Indices are also reviewed on an ongoing basis.

To maintain the number of components constant, a deleted stock is replaced with the highest-ranked non-component on the selection list. The selection list is updated on a quarterly basis according to the review component selection process. The restrictions on the maximum count per country are applied. If a company is deleted from a STOXX® Select Dividend Index between the annual review dates, but is still a component of its applicable STOXX® benchmark index or regional subset, the stock will remain in the applicable STOXX® Select Dividend Index until the next annual review, provided that it still meets the requirements for that index.

If STOXX becomes aware of dividend data changes for the components of a STOXX® Select Dividend Index, the following index adjustments may occur. The timing of the index adjustment depends on the changes in the dividend data. If the company cancels one of its dividends, the company will be deleted from the applicable STOXX® Select Dividend Index and the replacement will be announced immediately, to be implemented two trading days later and effective the next trading day. If the company lowers its dividend, the company will remain in the applicable STOXX® Select Dividend Index until the next selection list is available. If, on the next selection list, the company meets the relevant ranking requirements as specified by the particular STOXX® Select Dividend Index, it will remain in the index; otherwise it will be removed and replaced by the highest-ranked non-component on the selection list. The changes will be announced on the fifth trading day of the month together with the selection list and become effective on the first trading day after the third Friday of the month. The weight factors for the new components will be published on the quarterly underlying data announcement based on previous day closing prices.

Spin-off stocks are not considered for immediate addition in a STOXX® Select Dividend Index. If the original company has a significantly lower dividend after the spin-off, then its status will be reviewed as described in the immediately preceding paragraph above. In the case of mergers or takeovers, the original stock is replaced by the surviving stock if it meets the ranking requirements of the particular STOXX® Select Dividend Index on its selection list. If the stock of the surviving company is not sufficiently ranked, the original stocks are replaced with the highest-ranked non-component on the selection list.

Index Calculation

Each STOXX® Select Dividend Index is weighted based on the components’ stock prices and weighting factors. The formula for calculating a STOXX® Select Dividend Index value can be expressed as follows:

Where:

= Index level at time (t)
t	= Time the index is computed
n	= Number of companies in the index
= Price of company (i) at time (t)
= Weighting factor of company (i) at time (t)
= Weighting cap factor of company (i) at time (t)
= Divisor of the index at time (t)

The weighting factor for each component stock of a STOXX® Select Dividend Index is calculated based on net-dividend yields, as follows:

Where:

wi	= weight of company i
Di	= net dividend of company i
pi	= closing price of company i
Dj	= net dividend of company j
pj	= closing price of company j
N	= number of index components

The weighting factors are published on the second Friday in March, one week prior to quarterly review implementation using Thursday’s closing prices.

The weighting cap factor for each component stock of a STOXX® Select Dividend Index is determined as follows:

Weighting cap factor = (1,000,000,000 × initial weight / closing price of the stock in EUR), rounded to integers.

For all STOXX® Select Dividend Indices, except for the STOXX® Global Select Dividend 100 Index, an additional cap factor of 15% applies. The STOXX® Global Select Dividend 100 Index employs a 10% cap factor. All weighting cap factors are reviewed quarterly.

Each STOXX® Select Dividend Index is also subject to a divisor, which is adjusted to maintain the continuity of index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price - dividend announced by the company × (1 - withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New weighting factor = old weighting factor × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

For standard rights issues:

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: unchanged

(4) Stock dividend: Adjusted price = closing price × A / (A + B) New weighting factor = old weighting factor × (A + B) / A Divisor: unchanged
(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close - close × B / (A + B)	(6) Stock dividend of another company: Adjusted price = (closing price × A - price of other company × B) / A Divisor: decreases	(7) Return of capital and share consolidation: Adjusted price = (closing price - capital return announced by company × (1-withholding tax)) × A / B New weighting factor = old weighting factor × B / A

(8) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) - (tender price × number of tendered shares)) / (old number of shares - number of tendered shares)

Divisor: decreases	Divisor: decreases	New weighting factor = old number of weighting factor × closing price / adjusted price Divisor: decreases

(9) Spin-off: Adjusted price = (closing price × A - price of spun-off shares × B) / A New weighting factor for the spin-off = weighting factor of the parent company × B / A Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C) /((A + C) × (1 + B / A))

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: increases

(11) Addition / deletion of a company: No price adjustments are made. The net change in units determines the divisor adjustment.

The following graph sets forth the daily historical performance of the SDGP in the period from January 1, 2008 through September 2, 2019. This historical data on the SDGP is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SDGP during any period set forth below is not an indication that the level of the SDGP is more or less likely to increase or decrease at any time over the term of the notes. On September 2, 2019, the closing level of the SDGP was 2,718.96. The actual Starting Value will be determined on the pricing date.

Before investing in the notes, you should consult publicly available sources for the levels of the SDGP.

License Agreement

One of our affiliates has entered into a non-exclusive license agreement with STOXX providing for the license to it and certain of its affiliated companies, including us, of the right to use indices owned and published by STOXX (including the SDGP) in connection with certain securities, including the notes.

The license agreement requires that the following language be stated in this pricing supplement:

“STOXX Limited, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to us other than the licensing of the SDGP and the related trademarks for use in connection with the notes.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:

•	sponsor, endorse, sell or promote the notes.
•	recommend that any person invest in the notes or any other securities.
•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
•	have any responsibility or liability for the administration, management or marketing of the notes.
•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SDGP or have any obligation to do so.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise), in connection with the notes or their performance.

STOXX does not assume any contractual relationship with the purchasers of the notes or any other third parties.

Specifically,

•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, express or implied, and exclude any liability about:
o	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SDGP and the data included in the SDGP;
o	The accuracy, timeliness, and completeness of the SDGP and its data;
o	The merchantability and the fitness for a particular purpose or use of the SDGP and its data;
o	The performance of the notes generally.
•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the SDGP or its data;
•	Under no circumstances will STOXX, Deutsche Börse Group or their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the SDGP or its data or generally in relation to the notes, even in circumstances where STOXX, Deutsche Börse Group or their licensors, research partners or data providers are aware that such loss or damage may occur.

The licensing agreement discussed above is solely for our benefit and that of STOXX, and not for the benefit of the owners of the notes or any other third parties.”

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BofAS AND CONFLICTS OF INTEREST

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as in effect as of the date of this document, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this preliminary pricing supplement, less the indicated underwriting discount. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these fee-based advisory accounts may be as low as $975.00 per note.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus, for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), as amended or superseded, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance or BAC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-5 above and “Supplemental Use of Proceeds” on page PS-16 of the accompanying product supplement.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 1.2478% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on September 18, 2019 and were scheduled to mature on September 16, 2022. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of

$1,037.9512 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
September 18, 2019 through December 31, 2019	$3.5354	$3.5354
January 1, 2020 through December 31, 2020	$12.5613	$16.0967
January 1, 2021 through December 31, 2021	$12.7184	$28.8151
January 1, 2022 through September 16, 2022	$9.1361	$37.9512

Hypothetical Projected Redemption Amount = $1,037.9512 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.